

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 15, 2016

Robert J. McNally
Senior Vice President and Chief Financial Officer
EQT GP Holdings, LP
EQT Midstream Partners, LP
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222

Re: **EQT GP Holdings, LP**
     EQT Midstream Partners, LP
     Form 10-K for the Fiscal Year Ended December 31, 2015
     Filed February 11, 2016
     File No. 1-37380 and 1-35574

Dear Mr. McNally:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Jimmi Sue Smith, Vice President & Controller, Midstream & Commercial